FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 March 2012

HSBC TO SELL GENERAL INSURANCE BUSINESSES IN
HONG KONG, SINGAPORE, ARGENTINA AND MEXICO

***Signs 10 year exclusive bancassurance agreements with AXA and QBE***

HSBC and Hang Seng Bank have agreed to sell their general insurance businesses in Hong Kong, Singapore, Argentina and Mexico (the 'Sale Territories'), representing further progress in the execution of our strategy. The value of the gross assets to be sold by HSBC Group companies was US$1,228m (net asset value US$237m)1 at 31 December 2011, of which assets to be sold to AXA represent US$444m (net asset value US$48m)1 and assets to be sold to QBE represent US$784m (net asset value US$189m)1.

HSBC Insurance (Asia) Limited, HSBC Insurance (Singapore) Pte. Limited and HSBC Seguros, S.A de C.V., Grupo Financiero HSBC, all wholly-owned subsidiaries of HSBC Holdings plc, have entered into agreements to sell their general insurance portfolios in Hong Kong, Singapore and Mexico, respectively, to AXA Group ('AXA').

HSBC Argentina Holdings S.A., and HSBC Participaciones (Argentina) S.A., each wholly-owned subsidiaries of HSBC Holdings plc, have entered into an agreement to sell HSBC Argentina Holdings S.A.'s general insurance manufacturing subsidiary, HSBC La Buenos Aires Seguros S.A., to QBE Insurance Group Limited ('QBE').

Hang Seng Bank Limited ('Hang Seng Bank'), a 62% owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell its general insurance manufacturing subsidiary, Hang Seng General Insurance (Hong Kong) Company Limited, to QBE.

Following completion of relevant sales, new 10 year  bancassurance agreements entered into by the HSBC Group companies listed below2 and by Hang Seng Bank will become effective. AXA and QBE will become the exclusive providers of, and underwrite, general insurance products distributed by HSBC Group companies and Hang Seng Bank to retail banking and commercial banking customers in Hong Kong and Mainland China, Singapore, India, Indonesia, Mexico and Argentina ('the Distribution Territories') as described below.

AXA will become the exclusive provider of general insurance products distributed by HSBC Group companies to customers in Hong Kong and Mainland China (other than customers of Hang Seng Bank and HSBC's Chinese Rural Banks), Singapore, India and Indonesia (other than customers of PT Bank Ekonomi Raharja Tbk) and of property and casualty products distributed by HSBC Group companies to customers in Mexico.

Under similar arrangements, QBE will become the exclusive provider of general insurance products distributed by HSBC Group companies to customers in Argentina and by Hang Seng Bank to customers in Hong Kong and Mainland China.

Stuart Gulliver, HSBC Group Chief Executive, said: "This is a further step in the execution of our strategy. It will enable us to focus our capital and resources on the growth of our core businesses, including the building of our broader wealth management capabilities."

"These long term collaborations with AXA and QBE will broaden and strengthen the suite of general insurance products available to our retail banking and commercial banking customers in Hong Kong, Mainland China, Singapore, India, Indonesia, Mexico and Argentina."

The aggregate cash consideration payable by AXA and QBE for the acquisitions of the general insurance businesses in the Sale Territories, based on net asset values1as at 31 December 2011, and the opportunity under the bancassurance agreements to be the providers of general insurance products distributed by HSBC Group companies and Hang Seng Bank to customers in the Distribution Territories, is approximately US$914m (US$494m by AXA and US$420m by QBE)3.

Under the 10 year bancassurance arrangements AXA and QBE will pay commissions on product sales and may make profit-related payments, to HSBC Group companies and Hang Seng Bank.

The transactions, which are subject to regulatory approvals, are expected to complete during the second half of 2012, although the transaction in Argentina may complete earlier.

HSBC was advised on all aspects of the transaction by HSBC Global Banking and Markets and was co-advised on the Latin American aspects of the transaction by Goldman Sachs.

Media enquiries to:

Laine Santana	+852 6792 8255	lainesantana@hsbc.com
Enrique de la Madrid	+55 5721 3640	enrique.delamadrid@hsbc.com.mx
Lyssette Bravo	+55 5721 2888	lyssette.bravo@hsbc.com.mx
Brendan McNamara	+44 (0)20 7991 0655	brendan.mcnamara@hsbc.com

Footnotes:

1)	References to net asset value are to be read as references to net tangible assets when attributable to legal entities.

2)	Details of the bancassurance agreements are as follows:

a)     An agreement between The Hongkong and Shanghai Banking Corporation Limited and AXA Asia SAS and AXA General Insurance Hong Kong Limited covers Hong Kong and Mainland China, Singapore, India and Indonesia;

b) An agreement between HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, AXA Seguros S.A. de C.V and AXA Mediterranean Holding S.A. covers Mexico;
c) An agreement between HSBC Bank Argentina S.A. and QBE Holdings (Americas) Pty Limited covers Argentina
d) An agreement between Hang Seng Bank Limited and QBE Holdings (AAP) Pty Limited covers Hong Kong and Mainland China.

3)	Forex rate as at 2 March 2012

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                  Date: 7 March 2012